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November 2, 2023

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Christine Dietz
Ms. Lauren Pierce
Mr. Matthew Crispino

Re:	Lucas GC Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed October 27, 2023
File No. 333-270107

Dear Mr. Edgar, Ms. Dietz, Ms. Pierce, and Mr. Crispino:

On behalf of Lucas GC Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 1, 2023 on the Company’s Amendment No. 4 to Registration Statement on Form F-1 previously filed on October 27, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to its registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission. The Company expects to launch the initial public offering in early November. Should the Staff have any further comments on the Company’s registration statement, we would be grateful if the Staff could let us know as soon as possible.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 4 to Form F-1 filed October 27, 2023

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(d) Convenience translation, page F-9

1.

We note that your convenience translation is based on the rate as of December 31, 2022. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2023, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X and prior comment 29 of our comment letter dated December 23, 2022.

In response to the Staff’s comments, the Company has revised the disclosure throughout the Revised Registration Statement in accordance with the Staff’s instructions.

Unaudited Condensed Consolidated Financial Statements

Note 14. Subsequent events, page F-53

2.	Please revise to disclose the specific date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a) and to prior comment 37 of our comment letter dated December 23, 2022.

In response to the Staff’s comments, the Company has revised the disclosure on page F-53 in the Revised Registration Statement in accordance with the Staff’s instructions.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge